CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

October 5, 2009

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Chris White, Branch Chief

Gary Newberry, Staff Accountant

George Schuler, Mining Engineer

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2008

Staff Letter of Comment dated September 21, 2009

SEC File No. 0-26046

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated September 21, 2009 relating to our Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”).

We respond to the Staff’s comment as follows:

Form 20-F for the Fiscal Year Ended December 31, 2008

1.

We have considered your responses to our prior comments number two, three and four in our letter of July 20, 2009. We continue to believe these circumstances meet the definition of a correction of an error under Statement of Financial Accounting Standards 154. The stated policies in your Fiscal Year 2007 financial statements were to amortize mining rights based on estimated reserves and depreciate mine development costs over a life of 15-35 years, rather than amortizing based on proven and probable reserves as defined in Guide 7 and AICPA SEC International Practices Task Force Codification of Highlights as of March 2003. As such, both cases appear to be a change from an accounting principle that is not generally accepted to one that is generally accepted, and therefore is a correction of an error.

Based on your assessment of the materiality of the amounts involved, the guidance cited under Staff Accounting Bulletins 99 and 108 would require correction of these amounts in the financial statements for each year presented in any future filings. Please confirm that the effect of such corrections for years 2005 through 2008 will be made for the financial statements required to be presented in your Form 20-F for Fiscal Year 2009. Please call us to discuss any questions you have in regard to these requirements.

United States Securities and

     Exchange Commission

October 5, 2009

Response to Staff Comment 1:

We confirm that our financial statements required to be presented in our Form 20-F for Fiscal Year 2009 will include the effect of corrections of amounts for years 2005 through 2008, as referenced in Staff Comment 1.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

Very truly yours,

/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer